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Purchase Agreement

As of November 12, 2020

This purchase agreement (this “Agreement”) is made between RSE Archive, LLC, a Delaware series limited liability company (including any of its designees, “Purchaser”, “we” or “us”), and Jeremy O’Connor, LLC (“Seller” or “you”) with regard to the asset described below (the “Asset”).

Key Deal Points:

▪We have agreed with you to the Consideration to be paid for each Asset, as outlined below.

▪You hereby represent to us as follows:

oYou possess an exclusive option to become the owner of the Asset, with good and marketable title thereto, free and clear of all liens, pledges, encumbrances, claims, interests (including security interests), rights of first refusal or first offer, restrictions, charges of every kind and nature, whether arising by contract, operation of law or otherwise (collectively, “Encumbrances”).

oFrom and after the closing of the purchase of the Asset by us (the “Closing”), we will have the same good and marketable title to the Asset, free and clear of all Encumbrances, and will be entitled to and enjoy all the same rights and benefits of the Asset as enjoyed by you as of the date of this Agreement.

oThe Asset is free of any adverse claims or defects regarding title or authenticity.  The Asset is not counterfeit, has not been previously stolen and has not been subject to any fraudulent conveyance.

oYou are duly incorporated or organized and validly existing and in good standing under the laws of the state of your incorporation or organization. You have all requisite power and authority to own, lease, transfer and convey your property and to carry on your business as now being conducted by you.

oYou have all requisite power and authority to enter into this Agreement, to perform your obligations hereunder and to consummate the transactions contemplated by this Agreement.  This Agreement has been duly authorized, executed and delivered by you and is a legal, valid and binding obligation on you, enforceable against you in accordance with its terms.

oNo party other than Purchaser or Seller has any agreement or option, whether, in writing or oral, or any right or privilege capable of becoming an agreement or option for the purchase or acquisition of the Asset.

oThe execution, delivery and performance of this Agreement by you, and the consummation of the transactions contemplated hereby, does not and will not, with or without notice, lapse of time or both: (i) constitute or result in a breach

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or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of yours under (A) any contract (written or oral) to which you are a party or by which you or the Asset is bound, (B) any applicable law, license, permit, approval, consent or authorization to which you or the Asset is subject; (ii) violate any provision of your organizational documents, or (iii) result in the creation or imposition of any Encumbrance on the Asset (other than in favor of Purchaser).

oThe Asset is insured and shall remain insured at your expense until the Closing by a reputable carrier against loss or damage by all insurable hazards or risks on a fair market value basis. Purchaser holds no responsibility for care against loss or damage until Asset is delivered to Purchaser post-closing.

Your Rights & Obligations:

▪You will maintain an exclusive option to, except as may be consented to in writing by us (which consent we may withhold, condition or delay in our sole discretion), purchase and take possession of the Asset after the closing.  The Asset, and title thereto, will remain free and clear of all Encumbrances.

▪You agree to have the Asset authenticated and examined by two mutually agreed upon third-party experts within the period before purchase. Purchaser will cover expenses related to authentication. If at any point a third-party authentication or verification results in anything but a definitive judgement that the Asset is authentic and as represented by Seller, Purchaser is entitled to a full refund of initial payment and consideration within five-business days of judgement.

▪Except as may be consented to in writing by us (which consent we may withhold, condition or delay in our sole discretion), during the Deal Period you will store, protect and maintain the Asset as part of your inventory exercising a standard of care no less than the standard applied in storing, protecting and maintaining the Asset immediately prior to the date of this Agreement, but, in any event, on no less than a commercially reasonable basis with respect to storing, protecting and maintaining valuable collectible assets of the nature and type of the Asset.

▪Upon reasonable notice, you will provide us or a mutually agreed upon third-party access to the Asset for the creation of marketing materials and documentation / authentication. Any produced materials remain our property.  Seller will maintain all responsibility against loss or damage, including during transportation, when making Asset available for purposes above. Buyer agrees to reimburse Seller for mutually agreed upon reasonable expenses associated with facilitating the creation of marketing materials and documentation / authentication.

▪You will maintain insurance on the Asset by a reputable carrier against loss or damage by all insurable hazards or risks on a fair market value basis.

▪You will indemnify and save harmless Purchaser and our affiliates and their respective officers, directors, managers, equity holders, employees and agents (collectively, “Purchaser Indemnitees”) from all losses, damages, liabilities, deficiencies, claims, actions, causes of action, demands, lawsuits, arbitrations, inquiries, proceedings, litigations, investigations, taxes, judgments, interest, awards, penalties, fines,

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assessments, levies, costs or expenses of whatever kind suffered or incurred by any of the Purchaser Indemnitees based upon, arising out of, with respect to, in connection with or by reason of:

oany inaccuracy in or breach of any of your representations or warranties contained in this Agreement or in any agreement, certificate or other document delivered by you to us in connection herewith;

oany claim by any person or entity for brokerage or finder’s fees or commissions or similar payments;

othe ownership of the Asset prior to the Closing, including, without limitation, any failure by you to pay, satisfy, discharge, perform or fulfill any debt, liability, obligation, fee of any nature related thereto; and

oany fraud, intentional misrepresentation or willful misconduct by you or any of your officers, directors, managers, employees or agents relating to this Agreement.

▪You will promptly give us written notice of: (i) the existence or occurrence of any fact, circumstance, event or condition that could reasonably be expected to (A) cause any of your representations or warranties to be untrue or inaccurate at any time, (B) adversely impact the value of the Asset, (C) result in an Encumbrance upon the Asset or affect title or possession of the Asset in a way that is adverse to us, (C) prevent the timely consummation of the transactions contemplated hereby; (ii) any notice or other communication from any person or entity alleging that the consent, approval, permission of or waiver from such person is or may be required in connection with the transactions contemplated by this Agreement; and (iii) any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, proceeding, litigation, investigation,  commenced or, to your knowledge, threatened against, relating to or involving or otherwise affecting the Asset, including title, ownership or authenticity thereof.

▪Upon our written notice to you, you will return the Down-Payment (as defined below) and this Agreement shall terminate in the event: (i) there has been a breach by you of any representation, warranty, covenant, agreement or obligation pursuant to this Agreement; (ii) the Asset is lost, stolen, damaged or destroyed or its value is otherwise impaired or diminished; (iii) of any fraud, intentional misrepresentation or willful misconduct by you or any of your officers, directors, managers, employees or agents relating to this Agreement; or (iv) a material adverse event has occurred or would reasonably be expected to occur with respect to the Asset.

▪You will not, and will cause your affiliates and your and their respective officers, directors, managers, members, equity holders, employees, agents and other representatives not to, issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated hereby without our prior written consent, which consent we may withhold, condition or delay in our sole discretion.

▪You will not advertise the Asset online, in print, on social media, or with a third-party dealer or listing service without our prior written consent, which consent we may withhold, condition or delay in our sole discretion.

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The Closing:

▪Upon closing you will receive payment of the Consideration for the Asset, as outlined below.  You will deliver customary instruments of transfer (including a bill of sale) in form and substance satisfactory to us transferring title and ownership of the Asset to us, free and clear of all Encumbrances.

▪The representations and warranties set forth in this Agreement (and any certificate or other writing delivered pursuant hereto) shall be true and correct in all respects on and as of the date of this Agreement and as of the Closing with the same effect as though made at and as of the Closing.

▪The representations and warranties set forth in this Agreement (and any certificate or other writing delivered pursuant hereto) will survive the Closing and/or termination or expiration of this Agreement indefinitely.  Any claim for indemnification may continue to be asserted and pursued, with the obligation to indemnify to continue to apply, until such claim is finally resolved.  Your covenants, agreements and obligations set forth in this Agreement will each survive the Closing and continue in full force and effect indefinitely.

▪Unless otherwise agreed in writing by us, you will be responsible for arranging shipment of the Asset in a manner and by a carrier of our selection to a location designated by us.  We will pay all costs, freight, fees and insurance in connection therewith.

▪You will execute and deliver or cause to be executed and delivered to us such other agreements or instruments, in addition to those required by this Agreement, as we may reasonably request, in order to implement the transactions contemplated by this Agreement.

Asset; Consideration; Other Terms

Asset:	Broadside copy of the Declaration of Independence
Description:	July 16, 1776 Exeter, NH Broadside
Total Acquisition Cost:	$ 1,450,000
Consideration: Cash (%) Equity (%) Total	$ 1,450,000 (100%) (0%) $ 1,450,000
Other Terms: Down-Payment Balance Due	$ 300,000.00 due on signing $ 1,150,000.00 due on February 1st, 2021

Additional Terms & Conditions:

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction, and, for the purpose of such jurisdiction, such provision or portion

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thereof shall be struck from the remainder of this Agreement, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

This Agreement and the other instruments and documents expressly referred to herein constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

The parties agree that, because of the uniqueness of the Asset, irreparable damage would occur to the Purchaser if any provision of this Agreement were not performed in accordance with the terms hereof and that the Purchaser shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which it is entitled at law or in equity.

THIS AGREEMENT SHALL BE GOVERNED BY, INTERPRETED UNDER AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WITHIN THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS THEREOF. Any action, suit or proceeding to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Court of Chancery of the State of Delaware, New Castle County, provided, that if jurisdiction is not then available in such court, then any such legal action or proceeding may be brought in any federal court sitting in Wilmington, Delaware or any other

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Delaware state court, and you agree to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) and you waive (to the full extent permitted by law) any objection you may have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding has been brought in an inconvenient forum.

Acknowledged and Agreed:

By: /S/ George Leimer	By: /S/ Jeremy O’Connor
RSE Archive, LLC	SELLER
Name: George Leimer	Name: Jeremy O’Connor
Title: Chief Executive Officer	Title: Principal

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